                                     Filed By: Jupiter Media Metrix, Inc.
                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to
                                     Rule 14a-12 under the Securities Exchange
                                     Act of 1934.

                                     Subject Company: Jupiter Media Metrix, Inc.
                                     Commission File No: 000-25943


                                REPLAY TRANSCRIPT

           NETRATINGS, JUPITER MEDIA METRIX AND ACNIELSEN ERATINGS.COM
                                 CONFERENCE CALL
                                OCTOBER 25, 2001
                                  5:30 P.M. EST


RECORDED VOICE: Please listen to the following cautionary language required by certain SEC rules. We draw your attention to the fact that the companies will be filing various important documents related to the recently announced transactions with the SEC. These documents will be available through the SEC's web site at www.sec.gov. You may also obtain copies of these documents by contacting either of the companies directly. These documents will contain important information about the transactions and you are urged to read them carefully when they are available.

NetRatings and Jupiter Media Metrix, as well as their officers and directors, may be deemed to be participating in a solicitation of proxies from Jupiter Media Metrix's stockholders with respect to the transactions. Information about such individuals can be found in the companies' recently filed proxy statements, dated April 25, 2001 and April 13, 2001 respectively, both available from the SEC and from the companies directly.

OPERATOR: Good afternoon and welcome to the NetRatings, Jupiter Media Metrix and ACNielsen eRatings.com conference call.

At this time for opening remarks I would like to turn this conference call over to Jack Lazar, EVP and CFO of NetRatings.

JACK LAZAR: Thank you. Good afternoon, everyone, and welcome to our call to discuss the major corporate news announced today by NetRatings, Jupiter Media Metrix and ACNielsen eRatings.com

Today's call is being recorded and will be available for your playback beginning tomorrow through the close of business November 2nd, 2001. The replay number is 402-530-7610.

In addition, the replay will be available via Webcast at NetRating's Web site - www.netratings.com. The Webcast will be available beginning tomorrow for one week.

With me today are Dave Toth, President and CEO of NetRatings, Bob Becker, CEO of Jupiter Media Metrix, and Bill Pulver, President of ACNielsen eRatings.com.

I'd like to remind you that during the course of the call, projections or other forward-looking statements regarding events or future financial performance of the companies may be made. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing of the transactions being announced today, the expected benefits of the transactions, the projected financial

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performance of the combined company, the ability of the combined company to successfully develop and supply products after the acquisition, the future growth of the market served by the company, and other general economic business, competitive and regulatory factors that could affect our company's businesses materially.

These statements are based on the current expectations of management, and subject to uncertainties and changes in circumstances. We wish to caution you that actual results may differ materially from these forward-looking statements, due to a number of risks and uncertainties. We refer you to NetRatings' and Jupiter Media Metrix's 10-Q and 10-K filings, made with the SEC, for additional information on risk factors, which could cause actual results to differ materially from our current expectations.

Additional information will also be contained in NetRatings' Form 10-Q for the period ended September 30, 2001, which will be filed shortly with the SEC.

At this time, I'd like to turn the call over to Dave Toth, CEO of NetRatings, for opening remarks.

DAVID TOTH: Thanks, Jack. Good afternoon, everyone.

By now you should have all received a copy of the press release that was issued this afternoon regarding NetRatings' agreements to acquire Jupiter Media Metrix and ACNielsen eRatings.com. We're very excited to discuss the highlights of the transactions with you today.

Before I turn the call over to Bob and Bill, for their commentary on the deals, I'd like to give you a brief outline of the strategic impact and rationale of these acquisitions to our customers and investors alike.

By acquiring Jupiter Media Metrix and eRatings, we're taking two giant strides towards realizing the vision we have had from the beginning, to build the world's premier Internet media and market research company. The combined company will unify a global standard for Internet audience measurement while continuing to provide the broadest market coverage, bar none.

Through this consolidation, we will become even more client driven, providing a more comprehensive suite of research services by selecting the best of breed in methodology, in technology, and most importantly, in people, from the three companies. The newly combined service offerings will span three key research segments, audience measurement, analyst research and advertising measurement. We will continue to deliver leading services in these areas as we sharpen the focus on innovating and enhancing them to better address the evolving research needs of the changing Internet market.

These transactions will dramatically increase our revenue base and create great potential for accelerating our top-line growth. Our client base will more than double to over 1,500 of the world's top companies, representing well over 25 percent of the Fortune 500 and over 50 percent of the world's 100 largest public companies.

We were excited to learn, during the due diligence process, that the revenue overlap between NetRatings and Jupiter Media Metrix is actually less than 10 percent. And the number of overlapping clients is less than 15 percent. We expect to broaden and deepen relationships with customers, such as AOL Time Warner, AT&T, British Telecom, Deutsche Telecom, Disney, eBay, Ford, IBM, Proctor & Gamble, Sears, Sony, Starbucks, Yahoo and Viacom, to name a few of our marquee accounts.

The Jupiter Media Metrix deal brings us not only a much broader client base but lets us extend our suite of services dramatically as well. This deal makes tremendous sense for two main reasons. First, it allows us to dramatically grow revenue and serve the expanding research needs of a larger client base. Second, it provides many operating synergies in panel expenses, data centers, product development, and marketing and sales. The result is a world-class Internet research company, more quickly achieving a business model that works.


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We will work diligently to eliminate redundancies across all these functions while paying particular attention to selecting best practices and methodology, technology and product features. We'll deliver powerful features, such as AOL channel level reporting, brand reports, and connected application usage, all on a solid information quality foundation. At the end of the day, we will be positioned to deliver the most feature-rich, high quality audience information ever available.

From the beginning, we believed in the power of analytical research services and with Jupiter Research we get one of the best names in Internet and new technology research. The syndicated analyst research, including insight, forecasts and expert advice, becomes more and more relevant as we see sophisticated online marketing opportunities becoming increasingly complex. Jupiter's tightened focus on the key drivers of Internet business and major vertical industries, such as automotive, banking, entertainment and media, CPG, retail and travel, hits a sweet spot of the opportunity in the market.

We fully intend to leverage the Jupiter analytical talent and service offerings to answer our clients' questions about how to better utilize the Internet in their business.

Our strategy, from the beginning, has always been to ultimately integrate the Nielsen NetRatings' brand under one roof. We chose to execute the eRatings acquisition at this time due to the rapid successful development of eRatings' panels and Nielsen NetRatings' services over the past two years. ACNielsen made a significant financial investment during this time to develop panels in over 25 countries. It makes good business sense to bring the entire eRatings organization under the NetRatings umbrella in conjunction with our acquisition of Jupiter Media Metrix.

We are now leveraging this ACNielsen investment to accelerate the growth of the NetRatings business. These acquisitions present significant integration opportunities in the form of operating efficiencies that we can capitalize on. We will be combining organizations that have, in some cases, significant overlap in operations, headcount and expenses. A key to the success of this combination, both financially and organizationally, is to execute on a strategy of streamlining the organization thoughtfully but with due speed.

We will emerge as a standard setting, world-class research company with services second to none and a financial model which is solid and sustainable. I am confident that we can successfully execute, and realize these synergies across the three organizations, creating a bright financial picture for NetRatings and our shareholders.

With the continued strength of our balance sheet and our demonstrated fiscal discipline we believe NetRatings' shareholders are now even better positioned to take advantage of the large expanding market for Internet media and market research.

And, now I'd like to turn it over to Bob Becker, the CEO of Jupiter Media
Metrix.

BOB BECKER: Thanks, Dave.

I speak for all of us at Jupiter Media Metrix when I say we're excited to have the opportunity to join forces with NetRatings and eRatings to build a world-class research organization that will be stronger than the three companies individually. We have built great research brands in Media Metrix, Jupiter Research and AdRelevance, and we offer outstanding services to a large and loyal customer base. We look forward to leveraging the obvious synergies, both domestically and internationally, in a combined entity.

This combination will be great for our customers, shareholders and employees. It will let us play an important role in an organization that will have an extremely solid financial foundation, an experienced management team and a shared vision for delivering value-added research services to clients navigating the complex Internet landscape.

TOTH: Thanks, Bob.


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I'd like to now introduce Bill Pulver, the President of eRatings, who we've also announced today is taking on a new role as President and Chief Operating Officer of NetRatings. We're proud to have Bill on the team. He will be a key to the successful integration and will draw extensively on his more than 20 years of media and market research experience at ACNielsen, where he has held a progression of management positions in their international operations.

BILL PULVER: Thank you Dave, and hello everyone.

Let me start by saying how pleased I am to be part of this call today, announcing the three agreements that will combine three great companies, in the fields of Internet audience measurement, analyst research and advertising measurement.

I'm also honored to be joining the NetRatings team at such an exciting stage of their corporate development. Over the past two years, we at eRatings have had a singular focus on building out the Nielsen NetRatings audience measurement service on a global basis. We have now completed that objective and, in fact, attained market leadership positions in many of those markets.

Our total global footprint is second to none with panels in 29 markets and over 225,000 Internet users under measurement, every second of every day. Today, the timing is right to bring the global Nielsen NetRatings team together under one roof, integrate the revenue stream into NetRatings, and help build a more efficient operating organization over all, one that is driven to meet the needs of our blue-chip global customers. We're thrilled about the prospects of cross-selling and up-selling international customers on the broader, deeper array of research services the combined company will offer.

Thank you, and back to Dave.

TOTH: Thanks, Bill.

Now, let's have Jack review the financial aspects of the transaction.

LAZAR: Thanks a lot, Dave. I'd like to now take you through some of these terms of the acquisition. Under the terms of the Jupiter Media Metrix purchase agreement, NetRatings will purchase the outstanding shares at a per share price of $1.95. This price represents an implied valuation of $71.2 million, and is approximately .5 times trailing 12-months revenue. The transaction is a taxable stock and cash deal in which Jupiter Media Metrix shareholders will be entitled to elect to receive up to 50 percent, but no less than 30 percent, of their holdings in cash. The remaining shares will exchanged for NetRatings stock at a fixed exchange ratio of 0.1490.

Key members of the Jupiter Media Metrix management team, as well as the Jupiter Media Metrix Board of Directors, have agreed to exchange at least 70 percent of their holdings for stock, with the remaining portion to be exchanged for cash. As a result, Jupiter Media Metrix shareholders will receive between 2.7 and 3.8 million shares of NetRating's common stock, or between seven and 10 percent of the combined company, depending on the results of the cash election.

In conjunction with the proposed acquisition, NetRatings has agreed to make available up to $25 million of secured funding to Jupiter Media Metrix, subject to certain restrictive borrowing criteria, in order to fund their operations during the pre-closing period. Should Jupiter Media Metrix choose to utilize the available borrowings, the purchase price of this transaction will be reduced, on a dollar-for-dollar basis, by the funds provided by NetRatings under this loan agreement. Subject to regulatory approvals and Jupiter Media Metrix shareholder approvals we expect to close this transaction during the first quarter of 2002.

We also announced today that we will acquire the 80.1 percent of eRatings that we do not currently own from ACNielsen, in exchange for 1.256 million NetRatings' shares representing an implied value of $16.4

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million. The transaction is a stock-for-stock exchange and is conditioned on the closing of the Jupiter Media Metrix transaction.

As part of the eRatings transaction, we will be utilizing the eRatings service agreements with ACNielsen, that allow us to cost-effectively run our international operation in a broad array of countries. In addition, upon closing, we will eliminate the 35-percent commission we currently pay Nielsen Media Research related to the sale of Nielsen NetRatings services to their premier media client base. And we will receive the full income-statement benefit related to the sales to these customers. The terms of this transaction were recommended by a sub-committee of our board that included only the independent board members, and were approved by the full NetRatings board.

Through the addition of customers and associated significant revenue streams from the acquisition of these two companies, we will dramatically increase our revenue base from the NetRatings stand-alone 2001 guidance we previously provided of $22.5 to $24 million. We expect to achieve a $100 million revenue run rate during 2003, much faster than we previously anticipated on a stand-alone basis. And our customer base will be augmented with hundreds of blue-chip customers.

One of the primary drivers of these acquisitions was our ability to consolidate each of these entities and leverage our high-quality panel that has a relatively fixed cost structure. As a result, we anticipate substantial annualized cost savings as well as significant restructuring shortly after the anticipated Q1 2002 close. These transactions will provide between $40 million and $45 million in operational cost synergies in 2002, reflecting the overlapping nature of our infrastructure costs. We also anticipate incurring restructuring charges related to these transactions of approximately $40 to $50 million in order to unlock many of these synergies.

Overall, we believe these transactions will be slightly accretive to operating earnings in 2003, and substantially accretive thereafter. The transactions will be accounted for under the newly issued FAS 141/ 142 purchase accounting rules. And after the completion of these transactions, VNU will own 22.1 million NetRatings shares which will represent a primary ownership position of between 58 and 60 percent, depending on the cash elections of the Jupiter Media Metrix shareholders.

As we stated in our press release, we will announce our third-quarter results next week. And our Q3 revenue will be slightly in excess of the previously provided guidance of $5.1 to $5.4 million. Our loss per share will be lower than the three to five cents per share guidance we provided as of the end of last quarter. We look forward to discussing the quarter in greater detail with you during our regularly scheduled earnings release conference call on Monday.

We are extremely excited about the opportunity ahead of us and the momentum that will propel us quickly toward our strategic and financial goals, including reaching operating profitability. We look forward to providing you continued updates on our progress.

And now I'd like to turn it back to Dave Toth.

TOTH: Thanks, Jack.

As you can see, we're all tremendously excited about the prospects going forward for the new NetRatings. To be sure, there are many tough decisions over the coming weeks and months on how to best leverage assets of the combined companies. We will need to demonstrate unwavering fiscal discipline to create the optimal amount of streamlining. To accomplish this, we're immediately establishing an integration team comprised of representatives of the three companies, and led by Bill Pulver, to begin to tackle these tasks so that they will be ready to take full advantage of the operating synergies upon the closing of the two transactions. We believe the time could not be better to execute on these deals. They are the most strategic transactions that NetRatings can do to accelerate us on the path to our stated goal of creating a preeminent global Internet media and market research company. Together, we will assemble a world-class suite of leading-brand services from audience measurement, to analyst research to advertising measurement. We

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will focus our energies on developing innovative research solutions to better meet the needs of our clients, both today and in the future. And most importantly, we will create a business better positioned to accelerate the path to operating profitability and long-term cash earnings-per-share.

We hope you join in our enthusiasm for these strategic moves.

And now I'd like to open the call to question and answers.

OPERATOR: Thank you. At this time, we begin the Q&A session. If you'd like to ask a question, simply press *1 on your telephone touch-pad. If you're using speaker equipment, you need to pick up your headset prior to pressing *1. If you wish to cancel your question, or if you question has already been answered, simply press *2.

And our first question comes from Kevin Sullivan.

KEVIN SULLIVAN: Congratulations, guys.

TOTH: Thanks, Kevin.

SULLIVAN: Dave, you talked about, or Jack, you talked about, the overlap between Jupiter Media Metrix's and NetRatings' client base. Can you provide a little more color on what the overlap is, just for the audience measurement piece?

LAZAR: Sure, Kevin. As we mentioned, we were really favorably surprised by both the customer and dollar overlap that we saw in these transactions. Also, just to reiterate, we said less than 10 percent of the revenue dollars were overlapping, and less than 15 percent of the customers. We did separate it out on a research-versus-measurement basis. And I can tell you that, on a dollar basis, it was still a little less than 15 percent that was overlapping. So you see, it's kind of across the board there just really wasn't as much overlap as we would have originally anticipated.

SULLIVAN: Great. Just a follow-up - can you provide a little color on Jupiter Media Metrix's employee base, and how it breaks down, either in terms of international versus domestic, as well as, if you have it, you know, sales versus research versus product development and such?

LAZAR: Yeah, you know, on very rough numbers, Kevin - and Bob, pipe in if I get these wrong here - in measurement, today there's about 450 people roughly at Jupiter Media Metrix, of which about 40 of them would be at the AdRelevance group. There's about 75 people in - well I guess about 80 to 85 people in research. And then the remaining portion being in measurement.

BECKER: And of the measurement number, about 70 are international.

SULLIVAN: Great. Possibly you could talk about the VNU commitment here going forward. Obviously they still own a healthy stake in the company. But, possibly you could provide a little more color on their commitment and their views and transactions.

TOTH: Yeah, I think VNU is very excited about it, Kevin. You know I think they're very committed. In fact, it's exciting to get Bill Pulver coming over. You have Bill who's a 20 year ACNielsen employee who effectively today becomes the President and COO. So I think that VNU continues to be very fully committed to the company.

LAZAR: Yeah, I think the one thing with that in there too is that by bringing eRatings, you know I think they think they would agree with us. That's the way in which we can really unlock the most value in our business and put everything under one roof. So they're obviously very supportive of that approach.

SULLIVAN: Excellent. I agree. Congratulations, guys.



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TOTH AND LAZAR TOGETHER: Thanks, Kevin.

OPERATOR: Our next question comes from Michael Kupinski.

MICHAEL KUPINSKI: Congratulations, guys. What are the contracts for Media Metrix partners overseas? Will there be any problems on exiting any of those contracts since eRatings has their own information in infrastructure there?

And then also, can you talk about the company's current cash position? What do you think after all of the merger and the restructuring charges and so forth will cash be? And finally if you could also talk about the burn rate for the cash on an annualized basis, let's say as of the start of 2003.

TOTH: OK, Mike, I'll take the first one, international. And then I'll let Jack handle the cash and burn rate questions.

In terms of international, part of our agreements with Jupiter Media Metrix is the unwinding of those international operations. And we have signed at least memoranda of understanding or letters of intent to go ahead and unwind those international operations. So we feel pretty comfortable with where we're at.

KUPINSKI: Is there any cost involved with that? Or is that just that contractually you can just get out of those?

LAZAR: Mike, this is Jack. You know the folks at Jupiter Media Metrix will be getting out of those during this upcoming period here. I'm sure there will be some cost on their end to get rid of the structures that are in place today.

KUPINSKI: OK.

LAZAR: Then you had a question on - it was cash position. I'm sorry I missed the
 ...

KUPINSKI: Yeah, just with the current cash position is. And what do you think that you will have in terms of cash after the mergers and restructuring charges and so forth.

LAZAR: Well obviously, you know, we'll update you more on our cash position on Monday, which is growing increasingly closer. As of the end of last quarter we had $335 million in cash. So obviously an incredibly strong financial foundation for the company.

Going forward, I'm not really going to give out any guidance on cash burn going forward at this point. You know we're in a very preliminary stage here. I did point out in the prepared remarks that we had approximately $40 to $50 million of restructuring. And also I did point out that we would be paying for a portion of this transaction based on the election of the Jupiter Media Metrix shareholders in cash. But you know essentially, if you look at those pieces, they're relatively small portions of our overall cash position.

And I think you would agree that that is certainly the best possible use of cash that we could be putting out.

KUPINSKI: Right. In terms of eRatings, the markets they were planning to be in were 30 markets originally. And are you planning on opening up that 30th market? And then secondly are there any particular infrastructure needs internationally from the build-out or all the markets built out overseas?

TOTH: Mike, you know I think that we're in 29 countries. And you know looking at 30, I will say that you know as we go forward we will look at these international operations, on an operation-by-operation basis, to make sure that you know they fit within our models.

KUPINSKI: OK. Thank you. Congratulations.



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TOTH & LAZAR: Thanks, Mike.

OPERATOR: Our next question comes from Mike Hlatki.

MIKE HLATKI: Hi. Thank you. Of the I guess 700 or so customers that you're inheriting I guess from Jupiter Media Metrix, what percentage is coming up for renewal on the next two quarters? And what kind of feedback have you gotten from these clients on the deal? Thank you.

LAZAR: Well first, I know that they have well over 700 customers at Jupiter Media Metrix. So the combined customer - well I guess it's - -it's more than 700 but that's not the point. We obviously haven't gotten a lot of feedback because we just announced it. And certainly we look forward to talking to each and everyone of the customers. There will be a tremendous amount of outreach from both organizations. And letters are already put together so that we can sit down and talk to our customers and really tell them how this is going to meet their needs I think more than anything else.

HLATKI: OK. And do you have any idea about the renewal - how many of those customers are up for renewal in the next two quarters?

LAZAR: I think that's a question that's probably left to the Jupiter Media Metrix folks and probably more appropriate at the time of their next earnings announcement.

HLATKI: OK. Thank you.

OPERATOR: Our next question comes from Ashish Thadani.

ASHISH THADANI: Good afternoon, guys. You talked about revenue in '03. Do you have any kind of parameter for revenue in '02 assuming that the deal closes very early in the year?

LAZAR: I think at this point Ashish that we're just not ready to give out the '02 guidance. What we're trying to do is put the macro guidance in place that we're driving our internal folks toward. And I think that you will see that there will be a tremendous focus on that $100 million in '03. And also on, you know, really taking the cost structures out of the - adjusting the cost structures so that we are building a business that is going to benefit our shareholders you know in the best ways possible.

THADANI: OK. Broadly could you provide guidance on two aspects? What do you view as the revenue cross quarter. And secondly, when do you think you might swing to being cash flow positive, just in terms of timeline?

LAZAR: Could you repeat the first piece of that, again, Ashish? I missed it.

THADANI: Yeah. When do you think your revenue will bottom out and begin to grow on a sequential basis.

LAZAR: Again, I really don't want to go into quarterly guidance at this point, just because we are so early in this deal. I think that obviously we're pretty optimistic about all of the pieces that we're putting together here. And certainly I think the combined company will be in a very position to both serve the customers and you know provide the maximum amount of revenue. To swing into cash flow positive, I would say that we would be focussed on doing that on an operating basis in probably the early part of 2004.

THADANI : Early 2004 as a combined company, OK. And what would be the cash component of these restructuring charges? Is it safe to assume that it will be mostly cash?

LAZAR: Yeah, it's safe to assume it will be mostly cash.



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THADANI: OK. Thank you very much.

LAZAR: No problem, thanks Ashish.

OPERATOR: And our next question comes from Lowell Singer.

LOWELL SINGER: Hi. Thank you. I had a couple of questions. You talked a little bit earlier about the goal of being the leading marketing research company. And I'm wondering what other elements long-term you'll need to add to the portfolio to help you achieve that goal, if there are other elements.

And secondly, I'm wondering if you could talk a little bit through the branding decision and how you think about that both domestically and internationally. Thanks.

TOTH: Hi, Lowell. I think you know, Lowell, when we look at the vision we see a couple of different areas. On the media research side, you know, we see audience measurement service, Internet audience measurement services. We see add expenditure measurement. And then we also see convergence and streaming media activities. So we sort of see that in the media research side. On the market research side in our vision, we followed through in commerce activity in research. We see transactions, different components that really leverage some of the skills and panels and so forth.

And then we also look out to our partners, ACNielsen maybe looking at the home scan online activity in areas like that. So we see really good revenue opportunities across the board there and are pretty excited about it.

In terms of brand, we see the brands looking really solid on both fronts. We see three brands today, the Jupiter brand, the Jupiter Media Metrix brand and then the Nielsen NetRatings brand. We haven't really decided yet how we're going to either combine or which brands we're going to use. But certainly we'll take and leverage them to the maximum possible.

SINGER: But presumably, in audience measurement as an example, you would end up with one brand as opposed to two.

TOTH: Yes.

SINGER: At least you know domestically.

TOTH: Yes, I think you can assume that globally.

SINGER: OK. Thank you very much.

TOTH: Sure.

OPERATOR: Our next question comes from Kevin Sullivan.

KEVIN SULLIVAN: Hi. Just two quick things. One is can you just talk about the timing of possibly getting to one infrastructure platform? And secondly, quantify what the break up fees would be?

TOTH: Yeah. Kevin, we see in terms of getting to one platform - and I'm going to assume that you're referencing one panel, one technology and so forth - you know, we're anticipating that it will take around six months to do that. You know, we'll work very diligently to shorten that time frame but that's sort of the time frame that we see.

LAZAR: Kevin, on the breakup piece it's pretty standard, it's three percent plus expenses.

KEVIN: Great. Thank you.



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OPERATOR: Our next question comes from Kamal Marchoudi.

KAMAL MARCHOUDI: Good afternoon. Kamal Marchoudi, Goldman Sachs. Could you talk about how this merger will affect NetRating's existing relationships and partnerships with Forrester and Gartner?

TOTH: Yeah. We think that from our perspective, you know, we see the Forrester and Gartner relationships continuing. We view ourselves as neutral in this space. And, you know, that's how we're going to continue to push forward. And we see our audience measurement business really as a foundation for research and consulting services.

MARCHOUDI: Also, Dave, could you again just walk us through how you envision the research component of Jupiter Media Metrix and how that product offering - you know, what's the rationale and the advantages of having research and measurement under one roof?

TOTH: Well, you know, really we've viewed that as a key component from the beginning. We've always offered what we call analytical services. They tend to be more data-driven services but the Jupiter services tend to be more value added with a vertical focus. And so we're going to continue to offer those and we're going to continue to try to grow that.

In fact, in a lot of ways we see that as an area where with some good, strong data capabilities we see some tremendous advantages in the market. Particularly, in the pharmaceutical, healthcare and CPG markets.

LAZAR: Yeah - I mean, it's really important to point out that while the data is very valuable, the insight is equally as valuable, and then sometimes even more valuable. And we - you know, there's very few companies that we talk to that don't want just our data. You know, they always want to know what does the data mean? And sometimes being able to do that is really the difference between providing great customer service and the best customer service.

MARCHOUDI: OK, thank you.

OPERATOR: Our next question comes from Bob Lederer.

BOB LEDERER: Good afternoon and congratulations.

TOTH: Thanks, Bob.

LEDERER: A couple of questions. Hopefully, these will be brief. Number one, any concerns about government interference with this proposed deal given the size and the importance that Media Metrix and that the NetRatings and Nielsen folks here in the U.S. have together?

LAZAR: I think we're going to head down the standard processes for all the regulatory approvals. We'll be putting our filings out either late this week or early next week. And, you know, we plan on just moving ahead and getting it done.

LEDERER: OK. So you don't think the government is going to be unduly concerned given the size - the relative size - of the two of these two companies together out of the information measurement business for the Internet?

LAZAR: Yeah. I think we're looking at a relatively big market with lots of competitors out there. And - you know, we don't anticipate any problems getting it done.

LEDERER: OK. Is that because you view it more on a global scale than you do on a domestic scale?



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
LAZAR: Well, I think it's both media and market research, you know. And that's a relatively big market that encompasses a lot of different companies. And, you know, globally there's a tremendous amount of competition, as I'm sure Mr. Pulver would attest to.

LEDERER: OK. Secondly, can you tell me how many employees the eRatings group has?

LAZAR: Yeah. Bill, do you want to take that?

PULVER: Yes, sir. We have about 141 internationally, you know, 75 in the cost of sales area, about 54 in sales and marketing and around 12 in G&A.

LEDERER: OK. Have you given any thought at all about what size business you would like to have as far as employees go once you get this all put together?

LAZAR: Yeah. I think what we're going to be doing is really evaluating that over the - particularly, in the interim period here of closing the transaction. We've got integration teams already put together and Bill's really going to be spearheading that process. And, you know, we'll obviously have a lot more data for you guys on that in the upcoming quarters.

LEDERER: OK. And my last question is, you didn't mention the - I think it's relatively small - but the conferences business that the Jupiter Media Metrix operates. Was that just an oversight?

LAZAR: Yeah. I think regarding the events business, just like anything else that we do, we evaluate whether it makes sense or not. If we can create some - if we can create additional dollars to the bottom line, then we're always interested in doing that. And, you know, certainly, we'll be getting a better feel for that over the next couple of quarters.

LEDERER: OK, thank you.

OPERATOR: Our next question comes from David Lu.

DAVID LU: Yes. I just had a question concerning the loan agreement with Jupiter Media Metrix. The - you mentioned that the price per share is subject to possible reduction based on how much is drawn down. Is that just the cash portion of the merger, or is it - or will the fixed ratio be adjusted downwards based on any loans taken out by Media Metrix?

JACK LAZAR: The ratio's fixed. So are you inferring - I'm sorry, can you repeat that one more time?

LU: Well, like in the release you mentioned that the price for the Media Metrix share is subject to possible reduction.

LAZAR: Oh, I got you now. I got you.

LU: And I'm just wondering which part is the being - will the - you know, the ratio be...

LAZAR: It will be pro rata.

LU: OK the cash portion, but the ratio stock? If you could choose to take all stock, will it remain the same?

LAZAR: No. Everything would get reduced pro rata.

LU: OK. Based on the $13 - $13.09 price for NetRatings?

LAZAR: Yes.



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
LU: OK. Thanks.

OPERATOR: At this time, I show no further questions.

DAVE TOTH: OK. I'd like to thank everybody today. We're certainly very excited. I'd like to thank Bob Becker and Bill Pulver and Jack Lazar today. We're very excited and very happy to get this transaction and look forward to getting it completed. So thank you all very much.

END

                                      # # #

CAUTION REQUIRED BY CERTAIN SEC RULES:

In connection with the NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders and Jupiter Media Metrix will file with the SEC a proxy statement relating to the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents when they become available because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications, for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

NetRatings and Jupiter Media Metrix will each be filing with the SEC, within a few days, Current Reports on Form 8-K containing the full text of their merger agreement. The NetRatings 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. These filings will be available free of charge from the SEC and the applicable company as identified above.



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